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                              December 9, 2022

       Howard Berman, Ph.D.
       Chief Executive Officer
       Coya Therapeutics, Inc.
       5850 San Felipe St. Suite 500
       Houston, TX 77057

                                                        Re: Coya Therapeutics,
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed December 5,
2022
                                                            File No. 333-268482

       Dear Howard Berman:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 29, 2022 letter.

       Amendment No. 1 to Form S-1 filed December 5, 2022

       Risks Related to Our Securities and the Offering, page 42

   1. We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price
volatility seemingly unrelated to company performance following a number of recent
initial public offerings, particularly among companies with relatively smaller public floats.
Revise to include a separate risk factor addressing the potential for rapid and substantial
price volatility and any known factors particular to your offering that may add to this risk
and discuss the risks to investors when investing in stock where the price is changing
rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to
your actual or expected operating performance and financial
                                                        condition or prospects,
making it difficult for prospective investors to assess the rapidly
 Howard Berman, Ph.D.
Coya Therapeutics, Inc.
December 9, 2022
Page 2
      changing value of your stock.
       You may contact Tara Harkins at 202-551-3639 or Kevin Kuhar at 202-551-3662 if you
have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                         Sincerely,
FirstName LastNameHoward Berman, Ph.D.
                                                         Division of
Corporation Finance
Comapany NameCoya Therapeutics, Inc.
                                                         Office of Life
Sciences
December 9, 2022 Page 2
cc:       Steven M. Skolnick, Esq.
FirstName LastName